Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Dear Aurorans,

Thank you for all your enthusiasm and thoughtful questions during the lead-up to the merger between Aurora Innovation, Inc. (Aurora) and Reinvent Technology Partners Y (RTPY) that is expected to close on November 3 (the Closing). We’d like to provide you with some important additional information on what to expect as it relates to Aurora equity awards and trading restrictions over the next few weeks.

Equity Management Platforms

After Aurora is a public company, we will be transitioning from Carta to E*Trade for administration of stock plan awards (e.g., stock options and RSUs), and Continental Stock Transfer and Trust (Continental) will be the Company’s stock transfer agent. On the anticipated closing date (November 3), your shares and awards in Carta will be cancelled and exchanged at the applicable exchange ratio for shares or awards in RTPY (to be renamed Aurora Innovation, Inc.), as applicable. Because of the administrative processes involved in implementing the share exchange and onboarding with new public company equity management systems, it may be several weeks after Closing before you are able to access your post-closing holdings online. We appreciate your patience!

Your shares or awards may be held either at E*Trade or Continental, depending on their nature:

•	E*Trade

o	The following shares and awards will be kept with E*Trade:

◾	Outstanding stock options and RSUs

◾

Outstanding shares held by employees that (a) have been issued pursuant to the exercise of stock options and RSU settlements and (b) are not subject to any vesting or other securities laws restrictions will be held in an E*Trade Stock Plan brokerage account.

•

Upcoming communications: When we are ready to go live with E*Trade, you will receive an account activation email at your personal email address that is currently on file with Carta. This will come several weeks after the Closing. It is important that you promptly activate your account. More information on E*Trade activation will be provided to you as we approach the go-live date.

•	Continental

o	The following shares will be kept with Continental:

◾	Outstanding stock that has been issued outside of Aurora’s stock plans (e.g., shares issued pursuant to Aurora’s March 2017 LLC conversion, or pursuant to an acquisition)

◾	Outstanding stock that has been issued under Aurora’s stock plans that are still subject to vesting or other securities laws restrictions

o

Upcoming communications: You will receive a welcome letter from Continental during the weeks following closing. This letter will come to you by physical mail. Please keep an eye out for this letter, because it includes important instructions on how to login to the Continental platform and view your holdings online.

o	After the release of the lock-up restrictions, as well as any vesting or escrow restrictions, you will be able to transfer your shares to your own brokerage account.

Exchange Ratio

The final exchange ratio that will apply to your Aurora securities is expected to be publicly announced via 8-K after the Closing. We will also plan to send employees a separate email announcing this final exchange ratio so everyone is aware.

Trading Restrictions

Insider Trading Restrictions

When the Closing occurs, all employees, directors, and officers of the company will be subject to quarterly trading blackout periods under Aurora’s Insider Trading Policy. People will be notified by email when the trading windows are opened and when they are closed. These insiders may not trade in Aurora securities on the open market after the Closing until they’ve been notified that the trading blackout has been lifted. The first open trading window is expected to occur in the third week of November 2021.

Lock-Up Restrictions

Under Section 6.8 of the bylaws that will be effective upon the Closing (subject to limited exceptions), shares and equity awards held by Aurora shareholders immediately prior to Closing will be subject to lock-up for 180 days following the Closing. During the lock-up period, such shares and equity awards (including any shares underlying such equity awards) may not be sold, transferred, assigned, pledged, or encumbered. In addition, Aurora’s founders, certain directors and certain significant shareholders will be subject to a four-year lock-up period, with 25% of their shares generally being released annually following the Closing. Please note that even after the expiration of the applicable lock-up periods, Aurora’s employees, consultants, directors and officers may be subject to further restrictions under applicable securities laws and the Insider Trading Policy. Assuming the Closing occurs on November 3, 2021, the lock-up is expected to expire on May 2, 2022.

Please see the SPAC supplement FAQ or reach out to employeeshares@aurora.tech if you have additional questions. *********************************

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This communication relates to a proposed transaction between RTPY and Aurora. This communication is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. RTPY has mailed a definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of September 30, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction between RTPY and Aurora. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Jessica McBride | Senior Counsel

jmcbride@aurora.tech

280 N. Bernardo Ave., Mountain View, CA 94043

This message and its attachments may contain confidential information and may include attorney-client privileged material.